SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of November 2006
Enel Società per Azioni
Viale Regina Margherita 137
00198, Rome
Italy
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑           Form 40-F ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐            No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Certain of the information included in this Report is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially. The Company’s core business includes the generation, distribution and sale of electricity and the distribution and sale of gas. The Company also has investments in the telecommunications sector and certain other activities. The Company’s outlook is predominately based on its interpretation of what it considers to be the key economic factors affecting its businesses. Forward-looking statements with regard to the Company’s businesses involve a number of important factors that are subject to change, including: the many interrelated factors that affect customers’ demand, including general economic conditions, industry trends, and increased competition in each of the Company’s markets; the Company’s ability to implement successfully its cost reduction program; the Company’s ability to implement its strategy to focus on its core energy business; future capital expenditure and investments; legislation, particularly that relating to the regulation of the markets for electricity and other public utility services, tariff regimes, the environment, trade and commerce and infrastructure development; the actions of competitors in various industries in which the Company competes; production difficulties, including capacity and supply constraints; labor relations; interest rates and currency exchange rates; political and civil unrest; and other risks and uncertainties.

The information included in this Report has been given to Commissione Nazionale per le Società e la Borsa (CONSOB), the Italian public authority regulating Italian capital markets, and/or to Borsa Italiana S.p.A., the company owning and managing the Mercato Telematico Azionario, the Italian automated screen-based trading system on which the ordinary shares of Enel Società per Azioni are listed, or is otherwise furnished pursuant to General Instruction B to the General Instructions to Form 6-K.
Table of contents:

- Press Release dated October 4, 2006;
- Press Release dated October 6, 2006;
- Press Release dated October 6, 2006;
- Press Release dated October 12, 2006;
- Press Release dated October 16, 2006;
- Press Release dated November 9, 2006;
- Report of the External Auditors on the half-year report as of June 30, 2006;
- Notice of a change in the share capital of Enel S.p.A. dated October 4, 2006;
- Notice of a change in the share capital of Enel S.p.A. dated October 23, 2006;
- Notices relating to trading of Enel shares by Senior Management dated from October 26, 2006 to October 31, 2006;
- Analyst Presentation dated November 9, 2006 – 9M2006 Consolidated Results.

Press Release
MOUs WERE SIGNED BETWEEN ENEL, NEK AND BULGARGAZ
The MoUs are an important step in the intentions for the capacity increase of Maritza East III power plant (up to 1,500 MW) and for the development of the regional gas infrastructure (the building of a gas pipeline along the “Corridor 8” linking Bulgaria to Italy).
Sofia, October 4, 2006 - The MoU between NEK and ENEL is for a pre-feasibility study of technical and economic analysis and justification of the possibility for construction of additional generating capacity of 640 MW at the Maritza East III thermal power plant site; and subsequent signing of an agreement for a joint project development.
The document was signed by Fulvio Conti, CEO of the leading Italian utility Enel and Ljubomir Velkov, CEO and Mardik Papazian, Executive Director of the Bulgarian National Electricity Company (NEK).
According to Enel the future project investment will be of about 900 Million Euros that shall include state of the art environmental equipment and will maximize synergies with the existing plant. The additional 640 MW-capacity will be installed next to the existing units which are already jointly owned by Enel and NEK.
On June 16, 2006 Enel announced the acquisition of the American Entergy’s stake in the power plant and became owner of 73% of both the plant’s power and operating companies’ shares. The remaining 27% of both Maritza East III Power Company AD and Maritza East 3 Operating Company AD are owned by NEK.
The second Memorandum of Understanding was signed between Enel’s CEO Fulvio Conti and Ljubomir Denchev, Executive Director of Bulgargaz, for the joint development of a gas pipeline interconnection between Bulgaria and Italy through Macedonia and Albania along the so-called Corridor 8. This corridor is of a strategic importance for these Countries which, in April 2005, signed a Joint Statement of Cooperation in the Field of Energy Infrastructure.
The two strategic agreements for Bulgaria were signed at a ceremony hosted by Minister Roumen Ovcharov at the Ministry of Economy and Energy.

Press Release
ENEL: CLARIFICATION REGARDING STAKE IN WEATHER INVESTMENTS
Rome, October 6, 2006 – At the request of Consob, the Italian public authority regulating Italian capital markets, with regard to information reported on September 20 and October 5, 2006 by Il Sole 24 Ore, Enel affirms that there has been no change in the status of its equity investment of 26.1% in Weather Investments (Weather) with respect to that announced in Enel’s press release of February 8, 2006.
Specifically, Enel’s stake in Weather is restricted by a series of lock-up undertakings to permit Weather to proceed with its plan to become a listed company when market conditions are favourable.
Under the terms of the shareholders’ agreement in force, Enel may not dispose of its holding in Weather until the latter or a company of its group is listed on a stock exchange or the shareholders’ agreement itself expires (five years from August 2005, unless otherwise agreed by the parties).
Such agreement also establishes that the listing of a Weather group company (which includes Wind) other than Weather itself shall require the approval of Enel.
To date Enel has not been asked to examine any plan for listing Wind, nor are any negotiations for the sale of Enel’s stake in Weather under way.

Press Release
ENEL COMPLETES ACQUISITION OF 92 MW OF HYDRO CAPACITY IN BRAZIL FOR ABOUT 464 MILLION REALS (ABOUT €168 MILLION)
•	The Rede Group has sold Enel Brasil Partecipações a 100% stake in 10 companies owning 20 hydro power plants.

•	Enel strengthens its position in renewables in the Americas.
Rome, October 6, 2006 – In São Paulo, Enel Brasil Partecipações, a Brazilian subsidiary of Enel Latin America, has completed the acquisition from Empresa de Electricidade Vale Paranapanema S.A., from Rede Empresas de Energia Eléctrica SA, its subsidiaries Rede Power do Brasil SA and Tocantins Energia SA, and other minority shareholders, of the entire share capital of 10 companies in the Rede Group that own 20 mini-hydro plants with a total installed capacity of 92 MW.
The consideration paid for the acquisition of the 10 companies amounts to about 464 million reals, equal to about €168 million at the current exchange rate.
Enel expects the assets to contribute about €27 million a year to EBITDA in 2007. The closing of the transaction came after its approval by ANEEL (the Brazilian electricity authority).
The acquisition of another company owning two mini-hydro plants with an installed capacity of about 6 MW, which was envisaged in the preliminary agreement signed last June, should take place by March 2007, as soon as the revamping work currently under way is completed.
With this agreement, Enel continues to pursue its global strategy of developing renewable energy resources, partly with a view to seizing the new opportunities that the Kyoto protocol offers those who work to contain greenhouse gas emissions, especially in emerging countries, and enters the promising Brazilian electricity market, the largest and fastest growing in South America.

Brazil has a total installed capacity of 92,000 MW, of which 75% from hydro sources, and for some time now has been engaged in the liberalisation and privatisation of the electricity sector. The rapid growth in demand means that generation capacity must expand by about 5,000 MW a year, making it an attractive investment opportunity.
The Rede Group is an integrated operator in electricity generation, distribution and trading in Brazil, currently serving about 3 million customers in such country.
The 10 companies involved in the transaction are located in three Brazilian states: five with 9 plants and a total capacity of 37.6 MW in Mato Grosso; three with 8 plants and a total capacity of 50.1 MW in Tocantins, and two with 3 plants and a total capacity of 4.7 MW in the state of São Paulo. Separate financials for such companies are not yet available owing to the unbundling of the Rede Group’s generation assets from its distribution operations in November last year.
The Enel Group is active in Central and South America in the generation of electricity from renewable resources, and is seeking to seize all investment opportunities in the sector, further expanding its presence in a continent with rapidly growing demand for energy. The Enel Group is already present in Costa Rica, Nicaragua, El Salvador, Guatemala, Chile and Panama, and together with its affiliates has interests in projects with a total generation capacity of about 600 MW.
In Costa Rica Enel Latin America has interests in two hydro plants (30 MW) and one wind facility (24 MW).
In Nicaragua and El Salvador Enel Group is working in partnership with La Geo (which has about 100 MW of installed capacity) to develop geothermal resources, a field in which Enel has unique experience at the world level.
In Guatemala Enel Latin America has interests in three hydro plants, having about 75 MW of overall installed capacity.
In Chile Enel Latin America owns and operates two hydro plants (87 MW) and is conducting explorations for the development of that country’s promising geothermal resources in partnership with Enap (Chile’s hydrocarbon agency).
In Panama Enel Group recently acquired a 24.55% stake in EGE Fortuna SA, a generation company with 300 MW of hydro capacity.

Press Release
ENEL: CLARIFICATION REGARDING THE AGREEMENT WITH ARTEMIS
Rome, October 12, 2006 - With reference to press reports about an agreement between Enel and Artemis, published today by Les Echos and the Financial Times, Enel states that this was one of the hypothesis considered in the past which is no longer valid as of today.

Press Release
Rome, October 16, 2006 - At the request of the Authority entrusted with the supervision of the French financial markets (AMF), Enel declares that, as far as the Suez matter is concerned, the Company’s position has not changed with respect to what was reported in the press releases issued on the subject on February 25 and October 12, 2006.
In effect, Enel confirms that, as part of its strategy for growth in international markets, it considers possibilities and opportunities offered by energy markets, which are currently characterized by a rapidly evolving situation, as demonstrated by the plan for the merger of Gaz de France and Suez.
All the options are still open, because, as of now, none of these possibilities has led to the definition of intentions, favorable or unfavorable, or the adoption of consequent decisions at Enel.
If that were to happen, Enel will promptly inform the markets about it.

Press Release
Enel Board approves results at September 30, 2006
Revenues: 28,621 million euros, +17.0%
EBITDA: 6,264 million euros, +4.3%
EBIT: 4,885 million euros, +12.4%
Group net income: 2,640 million euros, -19.4%
(+12.4% excluding contribution of Wind and Terna)
Net financial debt: 12,510 million euros, +1.6%
Rome, November 9, 2006 – The Board of Directors of Enel S.p.A., chaired by Piero Gnudi, today examined and approved the results for the third quarter and the first nine months of 2006.
Consolidated financial highlights for the first nine months of 2006 (millions of euros):

	First nine months	First nine months
	of 2006	of 2005	Change
Revenues	28,621	24,464	+17.0%
EBITDA	6,264	6,003	+4.3%
EBIT	4,885	4,345	+12.4%
Group net income	2,640	3,274	-19.4%
Net financial debt	12,510 *	12,312 **	+1.6%

*	at September 30, 2006

**	at December 31, 2005
Fulvio Conti, CEO, commented: “I am very satisfied with the results achieved during the period, which confirm the validity of the actions we have already undertaken and will continue to pursue to improve our efficiency and stimulate growth. Thanks to these actions, we expect the Group’s net income for 2006, excluding the contribution of Wind and Terna, to exceed that posted in 2005”.

OPERATIONAL HIGHLIGHTS
Demand for electricity in Italy rose 2.5% during the first nine months of 2006 to 252.5 TWh (terawatt-hours, or billions of kilowatt-hours) compared with the same period last year (Terna data). Of the total demand, 87.6% was met by domestic generation and 12.4% by net imports. The higher demand for electricity and the reduction in imports (-17.2%) were covered by an increase in net domestic generation (+5.7%).
In this context, despite Group’s total sales to final customers decline from 110.4 TWh to 107 TWh (-3.1%), Enel increased electricity sales to the free market by 11.5% (from 13.6 TWh to 15.2 TWh, +1.6 TWh).
In the gas market, Enel continued its strategic focus on offers for small and medium-sized enterprises, increasing its customer base by 10.6% despite a decline in volumes sold from 3.5 billion cubic metres in the first nine months of 2005 to 3.2 billion cubic metres in the same period this year.
In power generation, Enel’s power plants generated in Italy 80.1 TWh over the period (83.4 TWh in the first nine months of 2005). The decline was driven by the reduction in thermoelectric production (-3.9 TWh) which was partially offset by higher hydroelectric generation (+454 GWh – gigawatt-hours, or millions of kilowatt-hours), and geothermal generation (+148 GWh) as well as increased generation from other renewable resources (+42 GWh) due to the Group’s new wind plants coming on-line. Enel’s market share (net generation plus imports) stood at 34.7% in the first nine months of 2006, compared to 37.9% in the corresponding period of 2005.
The volumes of electricity distributed by Enel in Italy rose by 1.5%, from 187.7 TWh to 190.6 TWh.
Enel’s international operations grew as a result of the contribution of the Romanian electricity distribution companies, Slovenske Elektrarne and the investment in the Russian electricity trading company RusEnergoSbyt. Enel’s foreign electricity sales nearly doubled, growing from 5.6 TWh to 10 TWh (+78.1%), while electricity distribution rose from 6.6 TWh to 9.3 TWh (+40.5%). Net generation by Enel power plants outside Italy rose to 18.5 TWh, an increase of 8.3 TWh (of which 6.3 TWh from nuclear plants and 2.2 TWh from hydro facilities, compared to a slight reduction in the thermal supply and other sources) mainly attributable to Slovenske Elektrarne.

FINANCIAL HIGHLIGHTS
Consolidated results for the first nine months of 2006
Revenues totalled 28,621 million euros in the first nine months of 2006, an increase of 17% over the same period of 2005. Specifically, revenues for the International Division rose by 65.4%, while those of the Domestic Generation and the Energy Management Division increased by 23.5%. Revenues for the Domestic Sales Division grew by 11.4%.
EBITDA totalled 6,264 million euros for the period, representing an increase of 261 million euros (+4.3%) over the same period of 2005, mainly due to the expansion of the International Division (whose EBITDA rose to 617 million euros, + 80.9%) and the strong performance of other areas, especially the Domestic Sales Division (where EBITDA rose to 174 million euros, compared with 34 million euros in the first nine months of 2005).
EBIT came to 4,885 million euros in the first nine months of 2006, up 540 million euros (+12.4%) over the same period of 2005. In addition to the increase in EBITDA, 263 million euros of the increase was attributable to income generated by the exchange of a 30.97% stake in Wind for 20.9% of Weather Investments.
Group net income came to 2,640 million euros, compared with 3,274 million euros in the same period of 2005 (-19.4%). Excluding the capital gain realized in connection with the sale of 43.85% of Terna, equal to 1,153 million euros, from the figures for the first nine months of 2005 and the net income generated by the aforesaid exchange of Wind for Weather shares, equal to 256 million euros, from the figures for the first nine months of 2006, Group ordinary net income increased by 263 million euros from 2,121 million euros to 2,384 million euros (+12.4%).
Net capital employed amounted to 31,015 million euros at September 30, 2006, 59.7% of which was financed by shareholders’ equity of 18,505 million euros and 40.3% by net financial debt of 12,510 million euros. This figure increased by 198 million euros (+1.6%) from its level at December 31, 2005, primarily as a result of the acquisition of 66% of Slovenske Elektrarne and the consolidation of its debt, partially offset by the good performance of cash flow generated by operations. The debt/equity ratio at September 30, 2006 was 0.68, compared with 0.63 at end-2005.
Group employees at September 30, 2006 numbered 59,309, an increase of 7,531 on the 51,778 at 31 December 2005. The change in the Group’s scope of consolidation was mainly attributable to the acquisition of Slovenske Elektrarne, Maritza East 3 Operating Company and

RusEnergoSbyt, which resulted in the addition of 8,812 employees, while the net balance of new hires and terminations was a negative 1,281.
Consolidated results for the third quarter of 2006
Consolidated financial highlights for the third quarter of 2006 (millions of euros):

	Third quarter	Third quarter
	2006	2005	Change
Revenues	9,556	8,312	+15.0%
EBITDA	1,903	1,801	+5.7%
EBIT	1,320	1,259	+4.8%
Group net income	662	1,359	-51.3%
Revenues of the period came to 9,556 million euros, an increase of 15% over the third quarter of 2005.
EBITDA totalled 1,903 million euros (+5.7%) and EBIT came to 1,320 million euros (+4.8%).
Group net income totalled 662 million euros. The corresponding figure for the third quarter of 2005 (1,359 million euros) includes 825 million euros which was attributable to the capital gain realized on the sale of 29.99% of Terna. Excluding this gain, net income rose by 24%, from 534 million euros in the third quarter of 2005 to 662 million euros in the third quarter of 2006.
SIGNIFICANT EVENTS FOLLOWING THE CLOSING OF THE THIRD QUARTER
October – In Bulgaria, Enel signed two Memorandum of Understanding. The first was with Nek (Bulgarian national electricity company) to increase the capacity of the Maritza East III power plant by 640 MW, and the second with Bulgargaz to build a gas pipeline along “Corridor 8” connecting Bulgaria to Italy.
In Greece, Enel reached an agreement to increase its stake in the electricity company, Enelco, to 75%. Enelco holds two licenses to develop gas combined-cycle plants and plans to participate in the development of plants starting with the tender for 400 MW recently announced by the Greek authorities.

In Brazil, Enel Latin America completed the acquisition from the Rede Group of 10 companies that operate 20 mini-hydroelectric plants with a total installed capacity of approximately 92 MW.
In the United States, Enel North America reached an agreement with Windkraft Nord USA to purchase rights to 63 MW in relation to the Snyder project to be developed in Texas.
OUTLOOK
During the third quarter of 2006 Enel finalized additional investments in France and Panama in the field of renewable energy resources, confirming the Group’s strategy of expanding its international operations.
In Italy, Enel will continue to develop programmes to reduce costs and improve operating efficiency, as well as implementing strategies to optimize fuel supplies. Enel will also continue its initiatives to transform its power plants to the use of a more secure and efficient fuel mix.
On the basis of the results achieved in the first nine months of the year and the initiatives undertaken by Enel, we expect the Group’s net income for 2006, excluding the contribution of Wind and Terna, to exceed that posted in 2005.
Taking account of cash flows from current operations and scheduled operations, net financial debt is expected to stand at around 14 billion euros at the end of the year.
At 17:30 (Italian time) a conference call will be held to present the results for the first nine months of 2006 to financial analysts and institutional investors. Journalists are also invited to listen in on the call. Documentation relating to the conference call will be available on Enel’s website (www.enel.it) in the Investor Relations section from the beginning of the event.
The tables of the results of the main business areas (which do not include intercompany eliminations and the results of the Parent Company), together with the condensed consolidated income statement, balance sheet and the statements of cash flow, as well as a table detailing the components of consolidated net financial debt, are attached below.
*****

RESULTS BY BUSINESS AREAS
Domestic Sales Division
Results (euro million):

		First
	First nine	nine		Third	Third
	months	months		quarter	quarter
	2006	2005	Change	2006	2005	Change
Revenues	15,662	14,061	11.4%	5,138	4,717	8.9%

Ebitda	174	34	—	12	(30)	—

Ebit	93	(34)	—	(20)	(53)	-62,3%

Capex	22	23	-4.3%	8	7	14.3%
Domestic Generation and Energy Management Division
Results (euro million):

		First
	First nine	nine		Third	Third
	months	months		quarter	quarter
	2006	2005	Change	2006	2005	Change
Revenues	11,723	9,492	23.5%	3,814	3,009	26.8%

Ebitda	2,645	2,928	-9.7%	795	683	16.4%

Ebit	1,961	2,092	-6.3%	548	424	29.2%

Capex	526	462	13.9%	210	142	47.9%

Domestic Infrastructure and Networks Division
Results (euro million):

		First
	First nine	nine		Third	Third
	months	months		quarter	quarter
	2006	2005	Change	2006	2005	Change
Revenues	4,080	4,058	0.5%	1,313	1,437	-8.6%

Ebitda	2,524	2,462	2.5%	788	883	-10.8%

Ebit	1,922	1,915	0.4%	588	698	-15.8%

Capex	979	1,083	-9.6%	331	371	-10.8%
International Division
Results (euro million):

		First
	First nine	nine		Third	Third
	months	months		quarter	quarter
	2006	2005	Change	2006	2005	Change
Revenues	2,125	1,285	65.4%	861	483	78.3%

Ebitda	617	341	80.9%	244	126	93.7%

Ebit	415	202	105.4%	164	74	121.6%

Capex	228	166	37.3%	98	50	96.0%

Services and Other Activities
Results (euro million):

		First
	First nine	nine		Third	Third
	months	months		quarter	quarter
	2006	2005	Change	2006	2005	Change
Revenues	782	1,089	-28.2%	272	396	-31.3%

Ebitda	141	182	-22.5%	44	78	-43.6%

Ebit	78	120	-35.0%	23	57	-59.6%

Capex	37	51	-27.5%	10	16	-37.5%
*****

Condensed Consolidated Income Statement

3rd Quarter				Millions of euro	First nine months
2006	2005	Change			2006	2005	Change
9,556	8,312	1,244	15.0%	Total revenues	28,621	24,464	4,157	17.0%

7,473	6,412	1,061	16.5%	Total costs	21,813	18,687	3,126	16.7%

(180)	(99)	(81)	81.8%	Net income/(charges) from commodity risk management	(544)	226	(770)	—

1,903	1,801	102	5.7%	GROSS OPERATING MARGIN	6,264	6,003	261	4.3%

—	—	—	—	Income from equity exchange transaction	263	—	263	—

583	542	41	7.6%	Depreciation, amortization and impairment losses	1,642	1,658	(16)	-1.0%

1,320	1,259	61	4.8%	OPERATING INCOME	4,885	4,345	540	12.4%

44	28	16	57.1%	Financial income	205	181	24	13.3%

247	227	20	8.8%	Financial expense	689	732	(43)	-5.9%

(203)	(199)	(4)	2.0%	Net financial income/(expense)	(484)	(551)	67	-12.2%

1	(23)	24	—	Income/(expense) from equity investments accounted for using the equity method	(7)	(20)	13	-65.0%

1,118	1,037	81	7.8%	INCOME BEFORE TAXES	4,394	3,774	620	16.4%

425	435	(10)	-2.3%	Income taxes	1,674	1,549	125	8.1%

693	602	91	15.1%	INCOME FROM CONTINUING OPERATIONS	2,720	2,225	495	22.2%

—	889	(889)	—	INCOME FROM DISCONTINUED OPERATIONS	—	1,272	(1,272)	—

693	1,491	(798)	-53.5%	NET INCOME (Group and minority interests)	2,720	3,497	(777)	-22.2%

31	132	(101)	-76.5%	Minority interests	80	223	(143)	-64.1%

662	1,359	(697)	-51.3%	Group net income	2,640	3,274	(634)	-19.4%

				Earning per share (euro)	0.43	0.53	(0.10)	-18.9%

(1)	The diluted earning per share is equal to the earning per share.

Condensed Consolidated Balance Sheet
Millions of euro

	at Sept. 30, 2006	at Dec. 31, 2005	Change

ASSETS

Non-current assets:

- Property, plant and equipment and intangible assets	33,122	30,795	2,327
- Investment property	9	—	9
- Goodwill	2,134	1,575	559
- Equity investments accounted for using the equity method	2,012	1,797	215
- Other non-current assets (1)	2,688	3,589	(901)
Total	39,965	37,756	2,209

Current assets:
- Trade receivables	7,686	8,316	(630)
- Inventories	1,319	884	435

- Cash and cash equivalents	687	476	211
- Other current assets (2)	4,265	3,070	1,195
Total	13,957	12,746	1,211

TOTAL ASSETS	53,922	50,502	3,420

LIABILITIES AND SHAREHOLDERS’ EQUITY

- Equity attributable to the shareholders of the Parent Company	17,893	19,057	(1,164)
- Equity attributable to minority interest	612	359	253
Total	18,505	19,416	(911)

Non-current liabilities

- Long-term loans	11,243	10,967	276
- Provisions for risks and charges and for deferred tax liabilities	7,392	6,393	999
- Other non-current liabilities	1,087	1,108	(21)
Total	19,722	18,468	1,254

Current liabilities
- Short-term loans and current portion of long-term loans	2,888	2,296	592
- Trade payables	5,528	6,610	(1,082)
- Other current liabilities and tax provision for the period	7,279	3,712	3,567
Total	15,695	12,618	3,077

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	53,922	50,502	3,420

(1)	Of which long-term financial receivables: euro 217 million at September 30, 2006 and euro 63 million at December 31, 2005.

(2)	Of which short-term financial receivables: euro 717 million at September 30, 2006 and euro 412 million at December 31, 2005.

Condensed Consolidated Statement of Cash Flow

Millions of euro	First nine months
	2006	2005

Cash flows from operating activities (a)	5,403	4,991
- of which discontinued operations		730

Investments on tangible and intangible assets	(1,795)	(2,236)

Investments in entities (or business units) less cash and cash equivalents acquired	(923)	(493)
Disposals of entities (or business units) less cash and cash equivalents sold	518	4,641
(Increase)/Decrease in other investing activities	49	163
Cash flows from investing/disinvesting activities (b)	(2,151)	2,075
- of which discontinued operations		(439)

Change in net financial debt	(408)	(2,793)
Dividends paid	(2,715)	(2,303)
Increase in share capital and reserves due to the exercise of stock options	77	296
Capital contributed by minority shareholders	—	3
Cash flows from financing activities (c)	(3,046)	(4,797)
- of which discontinued operations		(11)

Impact of exchange rate fluctuations on cash and cash equivalents (d)	(2)	8

Increase/(Decrease) in cash and cash equivalents (a+b+c+d)	204	2,277
- of which discontinued operations		280

Cash and cash equivalents at beginning of the period	508	363
- of which discontinued operations		133

Cash and cash equivalents at end of the period	712 (1)	2,640
- of which discontinued operations (2)		—

(1)	Of which euro 25 million of other securities at September 30, 2006.

(2)	Cash and cash equivalents related to discontinued operations, which at the time of the disposal was equal to euro 413 million, has been deducted from the capital gain included in the cash flows from disinvesting activities.

Net Financial Debt
Millions of euro

	at Sept. 30, 2006	at Dec. 31, 2005	Change

Long-term debt:
Bank loans	2,674	2,782	(108)
Bonds	8,299	8,043	256
Other loans	270	142	128
Long-term debt	11,243	10,967	276

Long-term financial receivables	(217)	(63)	(154)

Net long-term debt	11,026	10,904	122

Short-term debt:
Bank loans:
- short-term portion of long-term debt	234	399	(165)
- other short-term bank debt	668	970	(302)
Short-term bank loan	902	1,369	(467)

Bonds (short-term portion)	487	487	—
Other loans (short-term portion)	50	49	1
Commercial paper	1,423	275	1,148
Other short-term financial loans	26	116	(90)
Other short-term debt	1,986	927	1,059

Long-term financial receivables (short-term portion)	(6)	(3)	(3)
Factoring receivables	(187)	(374)	187
Other short-term financial receivables	(499)	(3)	(496)
Cash and cash equivalents	(712)	(508)	(204)
Cash and cash equivalents and short-term financial receivables	(1,404)	(888)	(516)

Net short-term financial debt	1,484	1,408	76

NET FINANCIAL DEBT	12,510	12,312	198

Report of the External Auditors on the half-year report as of June 30, 2006
To the shareholders of
Enel S.p.A.
1	We have reviewed the consolidated interim financial statements comprising the income statement, balance sheet, cash flow statement and statement of recognised income and expense (the “consolidated financial schedules”) and notes thereto of the Enel Group as at and for the six months ended 30 June 2006, which are included in the half year report of Enel S.p.A.. This half year report is the responsibility of the parent company’s management. Our responsibility is to prepare this report based on our review. We have also reviewed the section entitled “Directors’ report” of the half year report the sole objective of verifying consistency with the remainder of the half year report.

2	We conducted our review in accordance with Consob (the Italian Commission for Listed Companies and the Stock Exchange) guidelines set out in Consob resolution no. 10867 dated 31 July 1997. The review consisted primarily of the collection of information relating to the captions of the consolidated financial schedules and the consistency of application of the accounting policies through discussions with company management and analytical procedures applied to the financial data presented in the consolidated financial schedules. The review excluded such audit procedures as tests of controls and verification or validation of assets and liabilities and is significantly less than an audit performed in accordance with generally accepted auditing standards. As a consequence, contrary to our report on the annual consolidated financial statements, we do not express an opinion on the half year report.

3	With regard to the comparative figures relative to the annual consolidated financial statements and half year report of the previous year, reference should be made to our reports dated 21 April 2006 and 13 September 2005, respectively.

4	Based on our review, we are not aware of any material modifications or integrations that should be made to the consolidated financial schedules and notes thereto referred to in paragraph 1 for them to be in conformity with IAS 34 and the guidelines governing the preparation of the half year reports set out in article 81 of the Consob regulation adopted with resolution no. 11971 dated 14 May 1999 and subsequent modifications and integrations.
Rome, 13 September 2006
KPMG S.p.A.

Notice of a change in the share capital of Enel S.p.A.
Enel S.p.A. informs the market of the new composition of its share capital (entirely subscribed and paid up) following the partial execution – during the period between September 8, 2006 and September 22, 2006 – of the resolution to increase the aforesaid capital adopted by the Board of Directors at its meeting on March 30, 2005 for the Stock-option Plan for the year 2004. Specifically, in the aforesaid period between September 8, 2006 and September 22, 2006 a total of 45,900 ordinary Enel S.p.A. shares were issued and subscribed, all regarding the Stock-option Plan for the year 2004.
The Board of Directors had been specifically authorized to resolve such capital increase by the extraordinary Shareholders’ Meeting of May 21, 2004.
The attestation regarding the new amount of the share capital was filed for recording with the register of companies in Rome on October 4, 2006.

	Current share capital			Previous share capital
			Par value			Par value
	Euro	N. of shares	each	Euro	N. of shares	each
Total	6,171,029,541	6,171,029,541	1 Euro	6,170,983,641	6,170,983,641	1 Euro

Of which:
Ordinary shares	6,171,029,541	6,171,029,541	1 Euro	6,170,983,641	6,170,983,641	1 Euro

(rank for dividend pari passu: January 1, 2006) current coupon number 8

Notice of a change in the share capital of Enel S.p.A.
Enel S.p.A. informs the market of the new composition of its share capital (entirely subscribed and paid up) following the partial execution – during the period between September 25, 2006 and October 13, 2006 – of the resolution to increase the aforesaid capital adopted by the Board of Directors at its meeting on March 30, 2005 for the Stock-option Plan for the year 2004. Specifically, in the aforesaid period between September 25, 2006 and October 13, 2006 a total of 59,500 ordinary Enel S.p.A. shares were issued and subscribed, all regarding the Stock-option Plan for the year 2004.
The Board of Directors had been specifically authorized to resolve such capital increase by the extraordinary Shareholders’ Meeting of May 21, 2004.
The attestation regarding the new amount of the share capital was filed for recording with the register of companies in Rome on October 23, 2006.

	Current share capital			Previous share capital
			Par value			Par value
	Euro	N. of shares	each	Euro	N. of shares	each
Total	6,171,089,041	6,171,089,041	1 Euro	6,171,029,541	6,171,029,541	1 Euro

Of which:
Ordinary shares	6,171,089,041	6,171,089,041	1 Euro	6,171,029,541	6,171,029,541	1 Euro

(rank for dividend pari passu: January 1, 2006) current coupon number 8

Notices relating to trading of Enel shares by Senior Management

Company: Enel S.p.A.
Declarer: Gianluca Comin	Title: Director of Communication Department Enel S.p.A.
Transactions related to shares and equivalent financial instruments and associated convertible bonds

Date	Transaction [1]	Financial	ISIN code	Quantity	Unit price	Amount	Source [3]
		instrument [2]				paid/received in the
						transaction

October 31, 2006	V	AZO Enel	IT0003128367	105,000	€7.505	€788,025.00	MERC-SO

Sub-TOTAL (A) [4]						€788,025.00

Transactions related to financial instruments associated to shares referred to in art. 152-sexies, paragraph 1, letters b1) and b3) of the
Consob Regulation on issuers discipline adopted with Resolution n. 11971 of May 14, 1999 and subsequent amendments

Date	Transaction [5]	Financial	Type of	ISIN	Underlying	Actual			Potential			Fea-
		instrument [6]	right [7]	code	financial	investment/disinvestment			investment/disinvestment			tures [9]
instrument [8]
							Unit			Unit
						Qty	price	Amount	Qty	price	Amount

—	—	—	—	—	—	—	—	—	—	—	—	—

Sub-TOTAL (B) [10]											0
TOTAL (A) + (B)											€ 788,025.00

[1]	Indicate the kind of transaction:

A = Purchase;

V = Sale;

S = Subscription;

X = Exchange.

[2]	Indicate the financial instrument involved in the transaction:

AZO = ordinary shares;

AZP = preference shares;

AZR = saving shares;

OBCV = convertible bonds or other debt financial instruments convertible into shares or exchangeable for shares;

EQV = other financial instruments, equivalent or representative of shares.

Also indicate the company that issued the financial instrument involved in the transaction.

[3]	Indicate the origin of the transaction:

MERC-IT = transaction over Italian regulated market;

MERC-ES = transaction over foreign regulated markets;

FMERC = off-market transaction and blocks;

CONV = conversion of convertible bonds or exchange of debt financial instruments for shares;

MERC-SO = transaction over regulated market concurrent to exercise of stock option – stock grant;

ESE-DE = exercise of derivatives or settlement of other derivatives (future, swap);

ESE-DI = exercise of rights (warrant/covered warrant/securitised derivatives/rights).

[4]	Indicate the total amount of the transactions listed in the form.

[5]	Indicate the type of transaction:

A = Purchase;

V = Sale;

S = Subscription;

O = other, in which case specify.

[6]	Indicate the type of financial instrument involved in the transaction:

W = warrant;

OBW = bond cum warrant;

SD = securitised derivative;

OPZ = option;

FUT = future contract;

FW = forward contract;

OS = structured bond;

SW = swap;

DIR = rights.

[7]	Indicate the category of derivative financial instrument involved in the transaction (only for options):

CE = call European style;

PE = put European style;

CA = call American style;

PA = put American style;

O = other, in which case specify.

[8]	Indicate the underlying financial instrument (share).

[9]	Indicate the main conditions characterizing the financial instrument involved in the transaction (including at least: strike price, exercise ratio and expiry date).

[10]	Indicate the total amount of the transactions listed in the form, calculated taking in consideration the potential investment/disinvestment.

Company: Enel S.p.A.
Declarer: Claudio Machetti	Title: Director of Finance Department Enel S.p.A.
Transactions related to shares and equivalent financial instruments and associated convertible bonds

Date	Transaction	Financial	ISIN code	Quantity	Unit price	Amount	Source
		instrument				paid/received in the
						transaction

October 26, 2006	V	AZO Enel	IT0003128367	24,150	€7.480	€180,642.00	MERC-SO

October 30, 2006	V	AZO Enel	IT0003128367	24,150	€7.480	€180,642.00	MERC-SO

Sub-TOTAL (A)						€361,284.00

Transactions related to financial instruments associated to shares referred to in art. 152-sexies, paragraph 1, letters b1) and b3) of the Consob Regulation on issuers discipline adopted with Resolution n. 11971 of May 14, 1999 and subsequent amendments

Date	Transaction	Financial	Type of	ISIN	Underlying	Actual			Potential			Fea-
		instrument	right	code	financial	investment/disinvestment			investment/disinvestment			tures
instrument
							Unit			Unit
						Qty	price	Amount	Qty	price	Amount

—	—	—	—	—	—	—	—	—	—	—	—	—

Sub-TOTAL (B)											0

TOTAL (A) + (B)											€ 361,284.00

For an explanation of certain information presented in the table above, please see the notes to the corresponding cell in the first table presented in these “Notices relating to trading of Enel shares by Senior Management”
*****

Company: Enel S.p.A.
Declarer: Massimo Romano	Title: Director of Institutional and Regulation Affairs Department Enel S.p.A.
Transactions related to shares and equivalent financial instruments and associated convertible bonds

Date	Transaction	Financial	ISIN code	Quantity	Unit Price	Amount	Source
		instrument				paid/received in the
						transaction

October 27, 2006	V	AZO Enel	IT0003128367	120,000	€ 7.500	€ 900,000.00	MERC-SO

					Sub-TOTAL (A)	€900,000.00

Transactions related to financial instruments associated to shares referred to in art. 152-sexies, paragraph 1, letters b1) and b3) of the Consob Regulation on issuers discipline adopted with Resolution n. 11971 of May 14, 1999 and subsequent amendments

Date	Transaction	Financial	Type of	ISIN	Underlying	Actual			Potential			Fea-
		instrument	right	Code	financial	investment/disinvestment			investment/disinvestment			tures
instrument
							Unit			Unit
						Qty	price	Amount	Qty	price	Amount

—	—	—	—	—	—	—	—	—	—	—	—	—

Sub-TOTAL (B)												0

TOTAL (A) + (B)											€900,000.00

For an explanation of certain information presented in the table above, please see the notes to the corresponding cell in the first table presented in these “Notices relating to trading of Enel shares by Senior Management”
*****

9M2006 Consolidated Results Rome, 9 November 2006

9M2006 results Luigi Ferraris Q&A Fulvio Conti Luigi Ferraris Annexes Agenda

Results overview Solid growth in ordinary profitability 9M2006 Consolidated results 9M2005 net of Euro 1,153mn capital gain on Terna disposal. 9M2006 net of Euro 256mn income on Wind-Weather share transaction 9M2005 figure as of December 31, 2005

Operational data: Italian market overview 1H05 1H06 Pumped storage -19 -20 Net production 215.5 227.8 Import 37.7 31.2 Electricity - Total demand(1) (TWh) 9M2005 Import Net production Source: Terna - September 2006 electricity statistical data 246.3 252.5 +2.5% Pumped storage consumption 9M2006 Consolidated results 9M2006

9M2005 9M2006 9M05 9M06 Free market customers 22900 120500 9M05 9M06 Enel free 13.649 15.224 Other free 86.5 94.1 40 40 Operational data: Enel's domestic market division Excluding losses on the grid. Data relating to other operators are Enel's estimates Electricity - Total market sales(1) (TWh) Enel 230.6 236.3 +2.5% -5.1% +11.5% +8.8% +4.5% Electricity - Enel free market customers (thousand) 22.9 120.5 Regulated market Enel Free market 1/2 9M2006 Consolidated results 9M2005 9M2006

Operational data: Enel's domestic market division 9M05 9M06 Enel 3.528 3.198 others 24.7 24.4 Gas - Total market sales (bcm) 3.5 3.2 -9.3% 9M05 9M06 clienti gas 2069 2289 Gas - Enel customers (thousand) 2,069 2,289 +10.6% 2/2 9M2006 Consolidated results 9M2005 9M2006 9M2005 9M2006

Operational data: Enel's domestic G&EM division 9M05 9M06 Renewables 0.23 0.24 0.05 0.05 Coal 0.26 0.26 Gas CCGT 0.2 0.18 Oil&gas OCGT/ST 0.26 0.27 Domestic Net Production Mix Oil & Gas ST/OCGT Gas CCGT Coal Hydro Other renewables Market share (net production + import) 37.9% 34.7% 83.4 (TWh) 80.1 (TWh) 9M2006 Consolidated results 9M2005 9M2006

9M05 9M06 Volumi distribuiti 187.718 190.551 186.2 Operational data: Enel's domestic I&N division Electricity - Volumes distributed (TWh) Electricity - End users (thousand) 9M2005(1) 9M2006 190.6 +2.3% 9M05 9M06 end users 32020 32500 32,020 9M2005 9M2006 32,500 +1.5% 9M05 9M06 Volumi distribuiti 2606 2664 2,664 Gas - Volumes distributed (mcm) Gas - End users (thousand) 2,606 -2.2% 1H05 1H06 Volumi distribuiti 1.943123 1.9727 1,943 2,001 +3.0% Net of 1.5TWh of energy dispatched in 2004 9M2006 Consolidated results 9M2005 9M2006 9M2005 9M2006

9M05 9M06 Sales 5609 9988 5,609 Electricity sold (GWh) Electricity distributed (GWh) 9,988 9M05 9M06 Volumi distribuiti 6634 9318 6,634 9,318 Operational data: Enel's international activities +78.1% +40.5% 1/2 9M2006 Consolidated results 9M2005 9M2006 9M2005 9M2006

Operational data: Enel's international activities 9M05 9M06 Renewables 0.308 0.281 Nuclear 0 0.341 Coal 0.598 0.365 oil & gas 0.094 0.012 International Production Mix Oil & Gas Coal Renewables Nuclear 10.2 (TWh) 18.5 (TWh) 2/2 9M2006 Consolidated results 9M2005 9M2006 1%

9M05 Market GEM I&N International Other 9M06 0 6203 6060 6060 6122 6398 0 Other 238 140 283 62 276 66 304 Internazionale 341 617 I&N 2462 2524 GEM 2928 2645 Market 234 374 EBITDA evolution (€mn) 9M2005 9M2006 Gen. & Energy Mgmt Infrastr. & Network Services & Holding(1) Market Inter- national 6,003 +140 -283 +62 +276 +66 6,264 Including +2€mn and -12€mn intercompany adjustments in 9M05 and 9M06, respectively Gen. & Energy Mgmt Infrastr. & Network Services & Holding(1) Market International +261 9M2006 Consolidated results

1H05 Electricity Gas Non-recurring 1H06 0 34 88 88 0 Market 34 107 53 86 174 9M2005 9M2006 174 34 Electricity EBITDA evolution: domestic market division (€mn) +107 -53 +86 Gas +140 Non- recurring 9M2006 Consolidated results

EBITDA evolution: domestic G&EM division (€mn) 1H05 Business improvement Fari value regulatory 1H06 0 2928 2915 2645 0 GEM 2928 292 305 270 2645 9M2005 9M2006 Generation margin Non recurring Fair value bilateral contracts with SB -283 2,645 2,928 +292 -305 -270 9M2006 Consolidated results

9M05 Electricity Gas Non-recurring 9M06 0 2462 2530 2524 0 I&N 2462 94 26 6 2530 EBITDA evolution: domestic I&N division (€mn) 9M2005 9M2006 Electricity Non recurring Gas 2,524 2,462 +94 -26 +62 -6 9M2006 Consolidated results

9M05 Iberia Slovakia Romania Bulgaria Americas Russia 9M06 0 338 338 523 551 581 614 0 Iberia 205 3 185 28 30 33 3 202 Slovakia 0 185 Romania 53 81 Bulgaria 33 63 Americas 49 82 Russia 1 4 EBITDA evolution: international division (€mn) 9M2005 9M2006 Iberia Slovakia Romania Bulgaria Americas Iberia Slovakia Romania Bulgaria Americas Iberia Bulgaria Americas Romania 617 341 -3 +185 +28 +276 +30 +33 9M2006 Consolidated results Russia Russia Russia +3

9M05 Import 9M06 0 238 318 304 0 Other 238 80 23 37 304 9M2005 9M2006 304 238 Import EBITDA evolution: services & holding (€mn)(1) +80 +23 -37 Non- recurring Other +66 Including +2€mn and -12€mn intercompany adjustments in 9M05 and 9M06, respectively 9M2006 Consolidated results

EBITDA: consolidated non-recurring items dynamics (€mn) 9M2005 9M2006 9M05 9M06 0 0 5550 5945 453 319 6,003 6,264 +7.1% 9M2006 Consolidated results

12/31/2005 Gestione corrente Capex Operazioni straordinarie Interessi Tasse Dividendi 09/30/2006 0 -6245 -6245 -8040 -9249 -9677 -9795 0 Debito Enel -12312 -6067 -1795 -1209 -428 -118 -2715 -12510 December 31, 2005 Cash flow from operations Extra- ordinary activities Net financial charges September 30, 2006 Taxes Dividends Capex +6,067 -1,209 -12,312 Net debt evolution (€mn) -1,795 -428 -118 -2,715 -12,510 -198 9M2006 Consolidated results

9M2006 results Luigi Ferraris Q&A Fulvio Conti Luigi Ferraris Annexes Agenda

9M2006 results Luigi Ferraris Q&A Fulvio Conti Luigi Ferraris Annexes Agenda

Income statement (€mn) 9M2006 Consolidated results - Annexes

From EBIT to EPS (€mn) 9M2006 Consolidated results - Annexes

Balance sheet 9M2006 Consolidated results - Annexes

9M05 as reported Terna capital gain Mercato GEM I&N International Other 9M05restated 0 4202 0 6003 5782 5649 5649 5990 0 Other 225 328 114 64 225 163 341 13 238 Internazionale 341 Market 64 I&N 2625 1699 2462 GEM 3153 2389 2928 9M2005 reconciliated 6,003 Network & Sales Inter- national 9M2005 EBITDA reconciliation (€mn) +34 -225 +341 Gen. & Energy Mgmt Infrastr. & Network Market International Gen. & Energy Mgmt Network & Sales Services & Holding(1) Other Gen. & Energy Mgmt Services & Holding(1) -163 +13 9M2005 reported Market Including +2€mn intercompany adjustments 9M2006 Consolidated results - Annexes 6,003

Non-recurring items 9M2006 Consolidated results - Annexes

EBIT by business area (€mn) 9M05 9M06 Other 270 595 Internazionale 302 515 I&N 1915 1922 GEM 2092 1961 Mercato 184 193 4,345 4,885 9M2005 +12.4% +105.4% -6.3% +0.4% 9M2006 Gen. & Energy Mgmt Infrastr. & Network Services & Holding(1) Market (1) Including +2€mn and -12€mn intercompany adjustments in 9M05 and 9M06, respectively Nm = not meaningful International nm +540 9M2006 Consolidated results - Annexes nm

Market (1) Headcount figure as of December 31, 2005 nm = not meaningful 9M2006 Consolidated results - Annexes

Generation & Energy Management (1) Headcount figure as of December 31, 2005 9M2006 Consolidated results - Annexes

Infrastructure & Network (1) Headcount figure as of December 31, 2005 9M2006 Consolidated results - Annexes

International activities (1) Headcount figures as of December 31, 2005 nm = not meaningful 9M2006 Consolidated results - Annexes

Services & Holding (1) Excluding intercompany adjustments equal to +2€mn in 9M05 and -12€mn in 9M06, respectively nm = not meaningful 9M2006 Consolidated results - Annexes

Services & Holding - Continued 9M2006 Consolidated results - Annexes (1) Headcount figures as of December 31, 2005 nm = not meaningful

9M05 9M06 Other 102 90 International 166 228 N&I 1083 979 G&EM 462 526 Market 73 72 Capex by business area (€mn) 1,786 1,795 9M2005 +0.5% -9.6% +13.9% -4.3% 9M2006 Gen. & Energy Mgmt Infrastr. & Network Services & Holding Market International +37.3% -23.1% +9 9M2006 Consolidated results - Annexes

Debt structure Average debt maturity: 6 years and 9 months Average cost of debt: 4.6% (Fixed+hedged)/Total long-term debt: 88% (Fixed+hedged)/Total net debt: 81% Rating: S&P's = A+/A-1 negative; Moody's = Aa3/P-1 stable (1) Including current maturities of long-term debt (2) Including factoring receivables 9M2006 Consolidated results - Annexes

Income statement - Quarterly analysis (1) 1Q2006 revenues and costs figure differ from the one released in 1Q2006 results presentation for a classification to revenues of 177€mn relating to the net result from commodity risk management activities 9M2006 Consolidated results - Annexes

THESE SLIDES HAVE BEEN PREPARED BY THE COMPANY SOLELY FOR THE USE AT THE ANALYST CONFERENCE CALL ON ENEL'S 9M2006 CONSOLIDATED RESULTS. THE INFORMATION CONTAINED HEREIN HAS NOT BEEN INDEPENDENTLY VERIFIED. NONE OF THE COMPANY OR REPRESENTATIVES SHALL HAVE ANY LIABILITY WHATSOEVER IN NEGLIGENCE OR OTHERWISE FOR ANY LOSS HOWSOEVER ARISING FROM ANY USE OF THESE SLIDES OR THEIR CONTENTS OR OTHERWISE ARISING IN CONNECTION WITH THESE SLIDES OR ANY MATERIAL DISCUSSED DURING THE CONFERENCE CALL. THIS DOCUMENT IS BEING FURNISHED TO YOU SOLELY FOR YOUR INFORMATION AND MAY NOT BE REPRODUCED OR REDISTRIBUTED TO ANY OTHER PERSON. THE INFORMATION CONTAINED HEREIN AND OTHER MATERIAL DISCUSSED DURING THE CONFERENCE CALL MAY INCLUDE FORWARD-LOOKING STATEMENTS THAT ARE NOT HISTORICAL FACTS, INCLUDING STATEMENTS ABOUT THE COMPANY'S BELIEFS AND EXPECTATIONS. THESE STATEMENTS ARE BASED ON CURRENT PLANS, ESTIMATES, PROJECTIONS AND PROJECTS, AND THEREFORE YOU SHOULD NOT PLACE UNDUE RELIANCE ON THEM. FORWARD-LOOKING STATEMENTS INVOLVE INHERENT RISKS AND UNCERTAINTIES. WE CAUTION YOU THAT A NUMBER OF IMPORTANT FACTORS COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN ANY FORWARD-LOOKING STATEMENT. SUCH FACTORS INCLUDE, BUT ARE NOT LIMITED TO: TRENDS IN ENEL'S CORE ENERGY BUSINESS, ITS ABILITY TO IMPLEMENT COST- CUTTING PLANS, CHANGES IN THE REGULATORY ENVIRONMENT AND FUTURE CAPITAL EXPENDITURES. DISCLAIMER

Investor Relations Team: Luca Torchia: +39 06 8305 3437 Massimiliano Bevignani: +39 8305 7023 Donatella Izzo: +39 06 83057449 Fausto Sblandi: +39 06 83052226 Federica Todaro: +39 06 8305 9502 investor.relations@enel.it Visit our website at: www.enel.it (Investor Relations) Contact us

SIGNATURES
          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Società per Azioni

By:	/s/ Avv. Claudio Sartorelli

Name: Avv. Claudio Sartorelli
Title: Secretary of Enel Società per Azioni
Dated: November 9, 2006